As filed with the Securities and Exchange Commission on August 13, 1998
                                                 Registration Statement No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  -------------

                       TRAVEL SERVICES INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

          DELAWARE                                    4724                                   52-2030324
(State or other Jurisdiction of            (Primary Standard Industrial                    (I.R.S. Employer
Incorporation or Organization)              Classification Code Number                  Identification Number)

                                                                                              JOSEPH V. VITTORIA
                                                                                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                TRAVEL SERVICES INTERNATIONAL, INC.                                  TRAVEL SERVICES INTERNATIONAL, INC.
                      220 CONGRESS PARK DRIVE                                              220 CONGRESS PARK DRIVE
                    DELRAY BEACH, FLORIDA 33445                                          DELRAY BEACH, FLORIDA 33445
                           (561) 266-0860                                                       (561) 266-0860
        (Address, Including Zip Code, and Telephone Number,               (Name, Address, Including Zip Code, and Telephone Number,
 Including Area Code, of Registrant's Principal Executive Offices)                Including Area Code, of Agent for Service)

                              --------------------

                          COPIES OF COMMUNICATIONS TO:

                        SUZANNE B. BELL, ESQ.                                              ROBERT G. ROBISON, ESQ.
             SENIOR VICE PRESIDENT AND GENERAL COUNSEL                                   MORGAN, LEWIS & BOCKIUS LLP
                TRAVEL SERVICES INTERNATIONAL, INC.                                            101 PARK AVENUE
                      220 CONGRESS PARK DRIVE                                              NEW YORK, NEW YORK 10178
                    DELRAY BEACH, FLORIDA 33445                                                 (212) 309-6126
                           (561) 266-0860                                                 (FACSIMILE) (212) 309-6273
                     (FACSIMILE) (561) 266-0872

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:|_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

                         CALCULATION OF REGISTRATION FEE
==========================================================================================================================
                                                                           PROPOSED          PROPOSED
                    TITLE OF EACH CLASS OF             AMOUNT TO BE         MAXIMUM          MAXIMUM          AMOUNT OF
                 SECURITIES TO BE REGISTERED            REGISTERED      OFFERING PRICE      AGGREGATE      REGISTRATION FEE
                                                                         PER SHARE(1)   OFFERING PRICE(1)
--------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $ 0.01 per share             1,452,294 Shares         $30.69     $44,570,902.86        $13,149
==========================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average high and low prices for the Common Stock on the Nasdaq Stock Market for August 12, 1998.

         THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. The securities offered hereby may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities offered hereby in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                  SUBJECT TO COMPLETION, DATED AUGUST 13, 1998

PROSPECTUS


                                1,452,294 Shares

                                     [LOGO]

                       TRAVEL SERVICES INTERNATIONAL, INC.

                                  Common Stock

                             -----------------------

          This Prospectus relates to the registration of 1,452,294 shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock"), of Travel Services International, Inc. d/b/a The Travel Company (the "Company"). The shares may be offered and sold from time to time for the account of certain stockholders of the Company (each, a "Selling Stockholder"). See "Principal and Selling Stockholders." The shares of Common Stock covered by this Prospectus were issued to the Selling Stockholder in a private placement made in connection with certain acquisitions by the Company of certain Operating Subsidiaries (as defined below) pursuant to the terms of Stock Purchase Agreements among the Company, the Operating Company, and the Selling Stockholder. The Shares may be offered and sold in transactions quoted on the Nasdaq Stock Market, in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or a negotiated prices. See "Plan of Distribution." The Selling Stockholder and any agents or broker-dealers that participated with the Selling Stockholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by the Selling Stockholder and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "Principal and Selling Stockholders" and "Plan of Distribution."

          The Company's Common Stock is listed on the Nasdaq Stock Market and trades under the symbol "TRVL." On August 11, 1998, the closing price of the Common Stock on the Nasdaq Stock Market was $31.375 per share.

          The Company will not receive any of the proceeds from the sale of the Shares but will bear all expenses incurred in effecting the registration of the Shares, including all registration and filing fees, printing expenses, and the legal fees of counsel to the Company. The Selling Stockholder will bear all brokerage or underwriting expenses or commissions, if any, applicable to the Shares. The Company is a Delaware corporation and all references herein to the "Company" refer to Travel Services International, Inc. and its subsidiaries. All references herein to the "Operating Companies" refer to the Company's operating subsidiaries. All references herein to "TSII" mean the parent company, Travel Services International, Inc. The executive offices of the Company are located at 220 Congress Park Drive, Delray Beach, FL 33445, and its telephone number is
(561) 266-0860.

          SEE "RISK FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                        --------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
             STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                         -------------------------------

                 The date of this Prospectus is August 13, 1998

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM TRAVEL SERVICES INTERNATIONAL, INC., 220 CONGRESS PARK DRIVE, DELRAY BEACH, FL 33445 (TELEPHONE NUMBER (561) 266-0860). ATTENTION: SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY A DATE WHICH IS FIVE DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION MUST BE MADE. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                 ---------------

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549 and its Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 50 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, as does the Company. The address of that site is http://www.sec.gov. In addition, the Company's Common Stock is traded on the Nasdaq Stock Market. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

         1. The Annual Report of the Company on Form 10-K for its fiscal year ended December 31, 1997 (filed March 31, 1998);

         2. The Quarterly Report of the Company on Form 10-Q for its fiscal period ended March 31, 1998 (filed May 15, 1998);

         3. Registration Statement on Form S-1 (Registration No. 333-56567), as amended (as initially filed on June 19, 1998); and

         4. All other reports filed by the Company since the end of the fiscal year covered by the Annual Report referred to above.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                   THE COMPANY

         The Company is a leading specialized distributor of cruise vacations, domestic and international airline tickets, and European auto rentals, and a leading provider of electronic hotel reservation services to travel agents and travelers. The Company commenced operations in July 1997 concurrently with its initial public offering and the acquisition of five specialized travel distributors, and has since acquired an additional 13 operating companies and a software development company. To date, the Company has focused its acquisitions primarily on distributors of cruise vacations to take advantage of recognized growth opportunities in that segment, and has emerged as the largest distributor of cruise vacations in the world. The Company also looks for opportunities to expand into new segments of the leisure travel industry that are complementary to its existing lines of business. In June 1998, the Company entered the lodging travel services segment with the acquisition of Lexington Services Associates, Ltd. ("Lexington"), which the Company believes is the second largest electronic hotel reservation services company in the United States. In 1997, on a pro forma basis, the Company sold reservations for approximately 274,000 airline passengers, 213,000 cruise passengers, 259,000 European auto rentals and 1,316,000 room nights, representing gross sales volume in excess of approximately $600 million.

         The Company offers travel agents and travelers a combination of specialized expertise, the ability to compare travel options from multiple travel providers and competitive prices. Unlike traditional travel agents, who often lack extensive knowledge about the specific services being offered, specialized distributors focus their efforts on certain segments of the travel service industry and thus provide a greater level of expertise and service with respect to their segments. The Company's ability to provide in-depth knowledge about alternative services from multiple travel providers differentiates it from the internal sales departments of travel providers, who offer only that provider's services. The Company has preferred pricing and access to inventory through its negotiated arrangements with major airline, cruise line and European auto rental companies, including such travel providers as Continental Airlines, Inc., Delta Air Lines, Inc., Carnival Cruise Lines, Royal Caribbean Cruise Lines, Avis Europe Limited and Europcar International S.A. Recognizing the ability of specialized distributors to sell a significant amount of travel capacity, as well as their in-depth knowledge, travel providers are increasingly utilizing specialized distributors as a preferred source of distribution.

         The Company believes that it is well positioned to take advantage of the growth trends in the domestic and international travel industries. Domestic travel and tourism spending by U.S. travelers was an estimated $417 billion in 1997, and is forecasted to increase at a compound annual growth rate of 6.7% through the year 2000. The number of U.S. citizen departures to Europe increased 11.1% to 10.1 million in 1997, and is forecasted to increase 5.6% to 10.5 million in 1998. The number of North American cruise passengers is expected to increase from 5.1 million in 1997 to 7.0 million by the year 2000, an 11.5% compound annual growth rate.

         The leisure travel services industry is highly fragmented, and includes numerous small specialized distributors that generally have made little investment in technology to improve their selling effectiveness, efficiency and access to information. Furthermore, most of these companies lack the sales volume necessary to obtain preferential pricing from travel providers or to create effective national marketing campaigns. The Company believes significant growth opportunities are available to a well capitalized company providing a broad offering of specialized travel services with a high level of customer service and state-of-the-art technology infrastructure.

GROWTH STRATEGY

         The Company seeks to become the leading specialized distributor of leisure travel services by continuing both its internal growth strategy and aggressive acquisition program. While the Company intends to continue to acquire specialized distributors of leisure travel services, strong internal revenue growth remains the core of the Company's growth strategy. Key elements of the Company's growth strategy include the following:

         /bullet/ INVESTMENT IN TECHNOLOGY. An essential element of the
                  Company's growth strategy is the development of state-of-the-art information and telecommunication technologies for use by the Company, as well as by travel agents and travelers through the Internet. The Company plans to invest approximately $15 million over the next 18 months to complete the development of its "Universal" architecture, consisting of the Universal Agent and Universal Manager applications. The Universal

                  Agent is expected to allow the Company to increase its productivity and capabilities by: (i) allowing Company agents to process reservations more quickly; (ii) enabling Company agents to offer customers more comprehensive product information; (iii) providing Company agents additional selling and cross-selling capabilities; (iv) allowing Company agents real time access to a comprehensive customer database; and (v) using the Internet to provide information and sell reservations. The Universal Manager, which will complement the Universal Agent application, is expected to allow the Company to consolidate fulfillment, back office and accounting procedures and effectively use the customer database to source new sales opportunities. The first stage of the Universal Agent is expected to be implemented in the summer of 1998 in connection with the airline segment of the Company's business, with applications for the Company's other travel segments expected to be implemented over the next 18 to 24 months.

         /bullet/ EMPHASIZE CROSS-SELLING. The Company intends to take advantage of significant cross-selling opportunities to further enhance revenue growth. The Company believes that the development and implementation of its technology will allow it to offer "one-stop shopping" for a variety of travel services while still providing extensive expertise within each leisure travel segment.

         /bullet/ CAPITALIZE ON ECONOMIES OF SCALE AND BEST PRACTICES. The
                  Company believes that it can achieve significant economies of scale and that its sales volumes and relationships with travel providers enable it to obtain preferential pricing and access preferred travel provider inventories. The Company believes it can also benefit from greater purchasing power in certain key expense areas including telecommunications and advertising, as well as reduce total operating expenses by outsourcing, eliminating or consolidating certain duplicative marketing, back-office and administrative functions and by creating shared services centers. In addition, the Company has identified certain best practices, including marketing techniques, operations strategies and cost efficiencies, that can be implemented in order to generate incremental revenue and enhance profitability.

         /bullet/ EXPANSION THROUGH ACQUISITION. The Company continues to seek acquisitions in order to gain market share, add new areas of expertise, access new geographic markets and enter complementary business lines. The Company may also pursue international acquisitions that will enable the Company to expand its business model to include leisure travel originating in countries other than the U.S. and Canada. The Company will seek acquisition candidates that have long standing reputations and demonstrated growth and profitability.

OPERATING STRATEGY

          The Company seeks to provide comprehensive, quality leisure travel services, while improving efficiencies in its operations. The components of the Company's operating strategy include the following:

         /bullet/ PROVIDE EXTENSIVE EXPERTISE IN SPECIFIC TRAVEL SEGMENTS. The
                  Company is a specialist in several travel services segments. By leveraging this specialized knowledge, the Company provides a higher level of expertise and information for a broader array of travel services than may be available through traditional distribution channels.

         /bullet/ MAINTAIN AND ENHANCE STRONG STRATEGIC RELATIONSHIPS WITH
                  TRAVEL PROVIDERS. The Company believes that its strategic relationships with travel providers are integral to its success. The Company has negotiated with many travel providers for pricing that is often lower than published fares and preferred access to capacity. These strategic relationships enable the Company to access multiple providers within each travel segment and to offer prices that are generally lower than would be available to travel agents and travelers.

         /bullet/ MARKET THROUGH MULTIPLE DISTRIBUTION CHANNELS. The Company believes that utilizing multiple distribution channels provides it with additional sales opportunities, decreases its reliance on any one channel and differentiates it from competitors who offer their products through a single channel. The

                  Company currently utilizes three distinct channels of distribution: (i) call centers staffed with trained sales personnel; (ii) home-based agents (including franchisees) who service their local markets; and (iii) traditional travel agents. The Company also intends to expand its presence on the Internet in order to create a fourth distribution channel for selling its services.

         /bullet/ OFFER A HIGH LEVEL OF CUSTOMER SERVICE. The Company believes that maintaining a high level of customer service is essential to its ability to generate significant repeat business. In addition to the Company's competitive prices, customer service is an important differentiating factor to both the leisure traveler who is making a significant investment in a vacation and the travel agent who is seeking the ability to make travel arrangements with greater ease.

         /bullet/ DEVELOP A COMPREHENSIVE BRAND STRATEGY. The Company reviewed various strategies in connection with the brand recognition and marketing of its services and has started the implementation of a comprehensive brand and marketing plan. This plan calls for the development of a new, identifiable national brand under the name The Travel Company, while preserving existing brands that have a strong identity and loyal customer following.

         /bullet/ CAPITALIZE ON MANAGEMENT EXPERTISE. The Company's eight executive management personnel average more than 15 years of experience in various segments of the travel industry. In addition, the Company believes that the experienced local management teams at the Operating Companies have an in-depth understanding of their respective markets and businesses and have built strong relationships with travel providers and customers.

                                  RISK FACTORS

          AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMPANY.

          THE STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, INCLUDING WITHOUT LIMITATION STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE ACTUAL RESULTS, EXPERIENCE AND THE PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. IN EVALUATING THE COMPANY'S BUSINESS, THE FOLLOWING FACTORS, IN ADDITION TO THE RISK FACTORS SET FORTH BELOW AND OTHER INFORMATION SET FORTH HEREIN, SHOULD BE CAREFULLY CONSIDERED: SUCCESSFUL INTEGRATION OF SYSTEMS; FACTORS AFFECTING INTERNAL GROWTH AND MANAGEMENT OF GROWTH; DEPENDENCE ON TRAVEL PROVIDERS; SUCCESS OF THE ACQUISITION STRATEGY AND AVAILABILITY OF ACQUISITION FINANCING; SUCCESS IN ENTERING NEW SEGMENTS OF THE TRAVEL MARKET AND NEW GEOGRAPHIC AREAS; DEPENDENCE ON TECHNOLOGY; LABOR AND TECHNOLOGY COSTS; ADVERTISING AND PROMOTIONAL EFFORTS; RISKS ASSOCIATED WITH THE TRAVEL INDUSTRY GENERALLY; SEASONALITY AND QUARTERLY FLUCTUATIONS; COMPETITION; AND GENERAL ECONOMIC CONDITIONS. IN ADDITION, THE COMPANY'S BUSINESS STRATEGY AND GROWTH STRATEGY INVOLVE A NUMBER OF RISKS AND CHALLENGES, AND THERE CAN BE NO ASSURANCE THAT THESE RISKS AND OTHER FACTORS WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY.

LIMITED COMBINED OPERATING HISTORY; RISKS OF INTEGRATION

          The Company was founded in April 1996 but conducted no operations and generated no revenues prior to its initial public offering in July 1997, when it acquired the Founding Companies. Since July 1997, the Company has acquired an additional 13 operating companies and one software development company. Currently, the Company relies on the existing reporting systems of the Operating Companies for financial reporting. There can be no assurance that the Company will be able to successfully integrate the operations of these businesses or institute the necessary Company-wide systems and procedures to successfully manage the combined enterprise on a profitable basis. The Company's executive management group was primarily assembled in connection with its initial public offering, and there can be no assurance that the management group will be able to continue to effectively manage the combined entity or effectively implement and carry out the Company's internal growth strategy and acquisition program. The consolidated financial statements cover periods when the Operating Companies were not under common control or management and, therefore, may not be indicative of the Company's future financial or operating results. The inability of the Company to successfully integrate the Operating Companies, and any future acquisitions would have a material adverse effect on the Company's business, financial condition and results of operations, and would make it unlikely that the Company's acquisition program will continue to be successful.

          A number of the Operating Companies offer different travel services, utilize different capabilities and technologies and target different client segments. While the Company believes that there are substantial opportunities to cross-market and integrate these businesses, these differences increase the risk inherent in successfully completing such integration. Further, there can be no assurance that the Company's strategy to become the leading specialized distributor of leisure travel services will be successful, or that the travelers or travel providers will accept the Company as a distributor of a variety of specialized travel services.

DEPENDENCE ON TRAVEL PROVIDERS

          The Company is dependent upon travel providers for access to their capacity. The Company receives from certain travel providers pricing that is preferential to published fares which enables the Company to offer, for certain products, prices lower than would be generally available to travelers and travel agents. Other distributors may have similar arrangements with travel providers, some of which may provide better availability or more competitive pricing than that offered by the Company. The Company anticipates that a significant portion of its revenues will continue to be derived from the sale of capacity for relatively few travel providers. In 1997, (i) two auto rental companies represented an aggregate of 87% of European auto rental pro forma net revenues; (ii) six cruise lines represented an aggregate of 74% of cruise pro forma net revenues; and (iii) two airlines represented an aggregate of 52% of airline pro forma net revenues. The Company's agreements with its travel providers can generally be canceled or modified by the travel provider upon relatively short notice. The loss of a contract, changes in the Company's pricing agreements or commission schedules or more restricted access to travel providers' capacity could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the lodging industry recently has witnessed a period of consolidation. Continued consolidation could reduce the Company's electronic hotel reservation services customer base which could, in turn, have a material adverse effect on the Company's financial condition and results of operations.

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

          The Company intends to increase its revenues, expand the markets it serves and increase its service offerings in part through the acquisition of additional operating companies. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to the Company, as well as higher acquisition prices. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. Customer dissatisfaction or performance problems at a single acquired company could also have an adverse effect on the reputation of the Company. The Company may also seek international acquisitions that may be subject to additional risks associated with doing business in foreign countries. In addition, there can be no assurance that businesses acquired will achieve anticipated revenues and earnings. The Company continually reviews various strategic acquisition opportunities and has held discussions with a number of such acquisition candidates. As of the date of this Prospectus, the Company is not party to any agreements with respect to any acquisitions.

RISKS RELATED TO ACQUISITION FINANCING AND POSSIBLE NEED FOR ADDITIONAL CAPITAL

          The Company plans to finance future acquisitions by using shares of its Common Stock for a substantial portion of the consideration to be paid. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to maintain its acquisition program. If the Company has insufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that the Company's line of credit will be sufficient or that other financing will be available on terms the Company deems acceptable. If the Company is unable to obtain financing sufficient for all of its desired acquisitions, it may be unable to fully carry out its acquisition strategy. In addition, to maintain historical levels of growth, the Company may need to seek additional funding through public or private financing. Adequate funds for these purposes may not be available when needed or may not be available on terms acceptable to the Company. If funding is insufficient, the Company may be required to delay, reduce the scope of or eliminate some or all of its expansion programs.

DEPLOYMENT OF NEW TECHNOLOGY

          Commencing in the summer of 1998 and continuing for 18 to 24 months thereafter, the Company expects that it will replace many of the existing computer systems at the Operating Companies and implement its new "Universal" architecture. There can be no assurance that these new systems will be successfully developed, installed according to the expected time frame or within the anticipated budget, implemented without any disruption to the Company's business or result in the intended operational benefits and cost efficiencies.

DEPENDENCE UPON TECHNOLOGY

          The Company's business is currently dependent upon a number of different information and telecommunication technologies to facilitate its access to information and manage a high volume of inbound and outbound calls. Any failure of this technology would have a material adverse effect on the Company's business, financial condition and results of operations. For example, during 1996, one of the Operating Company's results of operations were adversely affected by unanticipated shortcomings in the functionality of call center software installed as part of a new telephone system. In addition, the Company is dependent upon certain third party vendors, including central reservation systems, such as SABRE Group and Amadeus and THISCO for access to certain information. Any failure of these systems or restricted access by the Company would have a material adverse effect on the Company's business, financial condition and results of operations.

          The technology systems being used currently at the Company's headquarters are Year 2000 compliant, and new systems currently under development by the Company are working with compliant standards. An assessment of the Year 2000 readiness of the technology currently being used in the Operating Companies is in process, and the Company cannot make any assurances with respect to such readiness at this time. The assessment being conducted by the Company includes inquiries of management and certification requests from hardware and software vendors. New systems under development by the Company are expected to replace some of the older software applications currently in use at certain Operating Companies. There can be no assurance, however, that such replacements will be made or will be made on time. The Company can not assess whether its travel providers and other third parties have appropriate plans to remedy Year 2000 compliance issues where their systems interface with the Company's systems or otherwise impact its operations. There can be no assurance that a failure of systems of third parties on which the Company's systems and operations rely to be Year 2000 compliant will not have a material adverse effect on the Company's business, financial condition and operating results.

MANAGEMENT OF GROWTH; FACTORS AFFECTING INTERNAL GROWTH

          The Company expects to continue to grow internally and through acquisitions. The Company expects to spend significant time and effort expanding existing businesses and identifying, completing and integrating acquisitions. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified or retained by the Company. To the extent that the Company is unable to manage its growth efficiently and effectively, or is unable to attract and retain qualified management, the Company's business, financial condition and results of operations could be materially adversely affected. While the Company has experienced revenue and earnings growth on a pro forma basis over the past few years, there can be no assurance that the Company will continue to experience internal growth comparable to these levels, if at all. From time to time, certain of the Operating Companies have been unable to hire and train the number of qualified sales personnel needed to meet the demands of their businesses. Factors affecting the ability of the Company to continue to experience internal growth include, but are not limited to, the ability to expand the travel services offered, the continued relationships with certain travel providers and travel agents, the ability to recruit and retain qualified sales personnel, the ability to cross-sell services within the Company and continued access to capital.

RISKS ASSOCIATED WITH THE TRAVEL INDUSTRY; GENERAL ECONOMIC CONDITIONS

          The Company's results of operations are dependent upon factors generally affecting the travel industry. The Company's revenues and earnings are especially sensitive to events that affect domestic and international air travel, cruise travel, auto rentals in Europe and room nights. A number of factors could result in an overall decline in demand for travel, including political instability, armed hostilities, international terrorism, extreme weather conditions, a rise in fuel prices, a decline in the value of the U.S. dollar, labor disturbances, excessive inflation, a general weakening in economic activity and reduced employment in the U.S. These types of events could have a material adverse effect on the Company's business, financial condition and results of operations.

SEASONALITY AND QUARTERLY FLUCTUATIONS

          The domestic and international leisure travel industry is seasonal. The results of each of the Operating Companies have been subject to quarterly fluctuations caused primarily by the seasonal variations in the travel industry, especially the leisure travel segment. Net revenues and net income for a majority of the Operating Companies are generally higher in the second and third quarters. Seasonality depends on the particular leisure travel service sold. The Company expects seasonality to continue in the future on a combined basis. The Company's quarterly results of operations may also be subject to fluctuations as a result of the timing and cost of acquisitions, changes in the mix of services offered by the Company as a result of acquisitions, internal growth rates among various travel segments, fare wars by travel providers, changes in relationships with certain travel providers, the timing of the payment of overrides by travel providers, extreme weather conditions or other factors affecting travel. Unexpected variations in quarterly results could also adversely affect the price of the Common Stock, which in turn could limit the ability of the Company to make acquisitions.

SUBSTANTIAL AMOUNT OF GOODWILL

          Approximately $84.3 million, or 69.5%, of the Company's pro forma total assets as of March 31, 1998, is goodwill, which represents the excess of consideration paid over the estimated fair market value of net assets acquired in business combinations accounted for under the purchase method. The Company generally amortizes goodwill on a straight line method over a period of 35 years with the amount amortized in a particular period constituting a non-cash expense that reduces the Company's net income. Amortization of goodwill resulting from certain past acquisitions, and additional goodwill recorded in certain future acquisitions may not be deductible for tax purposes. In addition, the Company will be required periodically to evaluate the recoverability of goodwill by reviewing the anticipated undiscounted future cash flows from operations and comparing such cash flows to the carrying value of the associated goodwill. If goodwill becomes impaired, the Company would be required to write down the carrying value of the goodwill and incur a related charge to its income. A reduction in net income resulting from a write down of goodwill would currently affect financial results and could have a material and adverse impact upon the market price of the Common Stock.

SUBSTANTIAL COMPETITION

          The travel service industry is extremely competitive and has low barriers to entry. The Company competes with other distributors of travel services, travel providers, travel agents, tour operators and central reservation service providers, some of which have greater experience, brand name recognition and/or financial resources than the Company. The Company's travel providers may decide to compete more directly with the Company and restrict the availability and/or preferential pricing of their capacity. In addition, other distributors may have relationships with certain travel providers providing better availability or more competitive pricing than that offered by the Company Furthermore, some travel agents have a strong presence in their geographic area which may make it difficult for the Company to attract customers in those areas.

RELIANCE ON KEY PERSONNEL

          The Company's operations are dependent on the efforts and relationships of Joseph V. Vittoria and the other executive officers as well as the senior management of the Operating Companies. Furthermore, the Company will likely be dependent on the senior management of any businesses acquired in the future. If any of these individuals become unable to continue in their role the Company's business or prospects could be adversely affected. Although the Company has entered into an employment agreement with each of the Company's executive officers and the executive officers of each Operating Company, there can be no assurance that such individuals will continue in their present capacity for any particular period of time. The Company does not maintain key man life insurance covering any of its executive officers or other members of senior management.

VOTING CONTROL OF EXISTING MANAGEMENT AND STOCKHOLDERS

          As of July 22, 1998, the Company's executive officers and directors, their affiliates and executive officers of the Operating Companies beneficially own shares of Common Stock representing 32.7% of the total voting power of the Common Stock (38.7% if all shares of Restricted Common Stock were converted into Common Stock). These persons, if acting in concert, will be able to exercise control over the Company's affairs and are likely to be able to elect the entire Board of Directors and to control the disposition of any matter submitted to a vote of stockholders.

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

          Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through an offering of its equity securities or to use such securities as consideration in acquisitions. As of July 22, 1998, the Company had 13,158,805 shares of Common Stock outstanding. Of these shares, 7,111,000 shares are freely tradeable without restriction under the Securities Act. The remaining shares represent (i) shares beneficially owned by "affiliates" of the Company (as that term is defined in Rule 144 under the Securities Act) and other original investors in the Company and (ii) shares issued to sellers of companies acquired by the Company during the past year, which shares may be sold in the open market in compliance with the applicable requirements of Rule 144 or Rule 145 under the Securities Act or, in certain cases, pursuant to a registration statement. In addition, 1,328,347 shares may be acquired pursuant to outstanding options as of July 15, 1998. The Company, its directors and executive officers and the Selling Stockholders have agreed that they will not offer, sell, contract to sell, pledge, grant any option for the sale of, announce their intention to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock until November 15, 1998 without the prior written consent of Credit Suisse First Boston, except for, in the case of the Company, Common Stock issued pursuant to any employee or director benefit plans described herein or in connection with acquisitions.

POSSIBLE VOLATILITY OF STOCK PRICE

          The market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results of the Company or its competitors, changes by financial research analysts in their estimates of the earnings of the Company or the failure of the Company to meet such estimates, conditions in the economy in general or in the travel industry in particular, and unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the travel service industry. From time to time, the stock market experiences significant price and volume volatility, which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

EFFECT OF CERTAIN CHARTER PROVISIONS; ANTI-TAKEOVER EFFECTS

          The Board of Directors of the Company is authorized to issue preferred stock in one or more series without stockholder action. The Board of Directors of the Company serve staggered terms. The existence of this "blank-check" preferred stock and the staggered Board of Directors could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. Certain provisions of the Delaware General Corporation Law and, after the reincorporation of the Company from Delaware to Florida, which has been approved by the Company's Board of Directors and stockholders and which the Company intends to undertake in the third quarter of 1998, the Florida Business Corporation Act, may discourage takeover attempts that have not been approved by the Board of Directors.

                                 USE OF PROCEEDS

          The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                                THE ACQUISITIONS

          On November 19, 1997, the Company completed the acquisitions of all of the outstanding capital stock of CruiseOne, Inc., Cruise World, Inc., and The Anthony Dean Corporation (d/b/a Cruise Fairs of America). The aggregate consideration paid for these acquisitions was 880,196 shares of Common Stock.

          On November 21, 1997, the Company completed the acquisitions of all of the outstanding capital stock of Ship `N' Shore Cruises, Inc. The aggregate consideration paid was 471,508 shares of Common Stock.

          On February 9, 1998, the Company completed the acquisition of all of the outstanding capital stock of Gold Coast Travel Agency Corporation, Inc ("Gold Coast"). The aggregate consideration paid for Gold Coast consisted of 163,755 shares of Common Stock, $6.25 million in cash, and $500,000 in contingent consideration (based upon performance in the 1998 fiscal year).

          On March 31, 1998, the Company completed the acquisitions of all of the outstanding capital stock of CruiseMasters, Inc., a California corporation ("CruiseMasters"). The consideration paid for CruiseMasters was 152,835 shares of Common Stock.

                       PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 22, 1998, as adjusted to reflect the assumed sale of all of the shares registered hereby by the Selling Stockholders, by: (i) each person known to beneficially own more than 5% of the outstanding shares of Common stock; (ii) each of the Company's directors; (iii) certain of the Company's executive officers; (iv) each Selling Stockholder; and
(v) all executive officers and directors as a group. All persons listed have sole voting and investment power with respect to their shares, unless otherwise indicated.

                                                     SHARES BENEFICIALLY OWNED      SHARES BEING       SHARES BENEFICIALLY OWNED
                                                      PRIOR TO THE OFFERING               OFFERED          AFTER THE OFFERING
    NAME AND ADDRESS OF BENEFICIAL OWNER(1)           NUMBER          PERCENT                           NUMBER         PERCENT
    ---------------------------------------           ------          -------                           ------         -------
Joseph V. Vittoria(2)...........................          370,000            2.8%                --        370,000       2.8%
Michael J. Moriarty(2)..........................           64,583               *                --         64,583                *
Jill M. Vales(2)................................           55,333               *                --         55,333                *
Maryann Bastnagel(2)............................           28,500               *                --         28,500                *
Suzanne B. Bell(2)(3)...........................           35,750               *                --         35,750                *
Robert G. Falcone(4)............................          225,000            1.7%                --        300,000             1.7%
Wayne Heller(5).................................          843,334            6.4%                --        843,384             6.4%
Imad Khalidi....................................          500,000            3.8%                --        500,000             3.8%
John W. Przywara................................          194,445            1.5%                --        194,445             1.5%
Elan J. Blutinger(6)(7).........................          323,693            2.4%                --        323,693             2.4%
D. Fraser Bullock(6)............................          221,328            1.7%                --        221,328             1.7%
Tommaso Zanzotto(6).............................           10,242               *                --         10,242                *
J&W Heller Corp.................................          843,334            6.4%                --        843,334             6.4%
Anthony J. Persico(8)...........................          470,218            3.6%           470,218             --               --
Marc W. Persico(9)..............................           50,088               *            50,088             --               --
Jo Ann Persico(10)..............................           32,402               *            32,402             --               --
Anthony R. Persico(10)..........................            1,485               *             1,485             --               --
Christopher P. Persico(10)......................            1,485               *             1,485             --               --
Vincent D. Farrell(10)..........................           12,820               *            12,820             --               --
Charlotte Luna(8)...............................           65,698               *            65,698             --               --
The Adler Family Living Trust(10)...............          210,000            1.6%           210,000             --               --
Natalee Stutzman(11)............................          291,508            2.2%           291,508             --               --
Richard Kaplan(12)..............................          152,835            1.2%           152,835             --               --
Rhea Sherota(13)................................          163,755            1.2%           163,755             --               --
All Directors and Executive Officers as a
   Group (15 persons)(14).......................        2,889,708           22.0%                --      2,889,708            22.0%

--------------------------

*      Less than 1.0%

(1) Unless indicated otherwise, the address of the beneficial owners is c/o Travel Services International, Inc., 220 Congress Park Drive, Delray Beach, Florida 33445.

(2) Includes the following shares which may be acquired upon the exercise of options that will vest within 60 days following the date of this
         Prospectus: 25,000 shares for Mr. Vittoria; 18,750 shares for Mr. Moriarty; 12,500 shares for Ms. Vales; 27,500 shares for Ms. Bastnagel; and 6,250 shares for Ms. Bell.

(3)      Includes 5,000 shares owned by Ms. Bell's spouse.

(4) Includes 100,000 shares owned by Judith A. Falcone, Mr. Falcone's spouse.

(5) These shares are held of record by J&W Heller Corp., a corporation of which Mr. Heller is a 50% stockholder. The remaining 50% of the ownership of J&W Heller Corp. is held by Judy Heller, Mr. Heller's spouse.

(6) Includes 10,000 shares which may be acquired upon the exercise of vested options.

(7) Excludes 39,000 shares held by trusts for the benefit of Mr. Blutinger's minor children. Mr. Blutinger disclaims ownership, investment, and voting power of such shares.

(8) The stockholder's address is c/o CruiseOne, Inc., 10 Fairway Drive, Deerfield Beach, Florida 33441.

(9) The stockholder's address is c/o CruiseWorld, Inc., 1872 Pleasantville Road, Briarcliff Manor, New York 10510.

(10) The stockholder's address is c/o Cruise Fairs of America, 2029 Century Park East, Suite 950, Los Angeles, California 90067.

(11) The stockholder's address is c/o Ship 'N' Shore Cruises, 1160 South McCall Road, Englewood, Florida 34223.

(12) The stockholder's address is c/o CruiseMasters, Inc., 300 Corporate Pointe, Suite 100, Culver City, California 90230.

(13) The stockholder's address is c/o Gold Coast Cruises, Concorde Plaza, 19056 N.E. 29th Avenue, North Miami Beach, Florida 33180.

(14) Includes 132,500 shares that may be acquired upon the exercise of vested options or options that will vest within 60 days following the date of this Prospectus.

                              PLAN OF DISTRIBUTION

    The shares covered hereby may be offered and sold from time to time by the Selling Stockholders or pledgees, donees, transferees, and other successors in interest. The Selling Stockholders will act independently in making decisions with respect to the timing, manner and size of each sale. To the Company's knowledge, no Selling Stockholder has entered into any agreement, arrangement, or understanding with any particular brokers or market makers with respect to the shares registered hereby.

    The Selling Stockholders may sell Common Stock registered hereunder in any of the following transactions: (i) through broker-dealers; (ii) through agents; or (iii) directly to one or more purchasers. The distribution of the Common Stock by the Selling Stockholders may be effected from time to time in one or more transactions in the over-the-counter market, in the Nasdaq Stock Market, or in privately negotiated transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. In addition, any Common Stock covered by this Prospectus which qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

    In connection with the distribution of the Common Stock, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Common Stock registered hereunder in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell shares short and redeliver the Common Stock to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Common Stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Stockholders may also loan or pledge the Common Stock registered hereunder to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon a default the broker-dealer may effect sales of the pledged Common Stock pursuant to this Prospectus.

    Underwriters, broker-dealers, or agents may receive compensation in the form of commissions, discounts, or concessions from the Selling Stockholders in amounts to be negotiated in connection with each sale of the Common Stock. Such underwriter, broker-dealers, or agents that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any profit on the sale of the Common Stock by them and any commissions, discounts, or concessions received by any such underwriters, broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

                                  LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Morgan, Lewis & Bockius LLP, New York, New York.

                                     EXPERTS

    The audited financial statements of Travel Services International, Inc. and its subsidiaries, Cruises Only, Inc., 800-Ideas, Inc., and Cruises, Inc., incorporated by reference in this Prospectus and Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports thereon. Such financial statements have been included in reliance upon the authority of said firms as experts in giving such reports.

    The financial statements of Lexington Services Associates, Ltd. at December 31, 1997 and for the year then ended, incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and are included in reliance upon such report given upon the authority of such firm given upon their authority as experts in accounting and auditing.

================================================================================

NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           ---------------------------



                                TABLE OF CONTENTS

                                                                     PAGE

Available Information...............................................   2
Incorporation of Certain Documents
    by Reference....................................................   2
The Company.........................................................   3
Risk Factors........................................................   6
Use of Proceeds.....................................................  11
The Acquisitions....................................................  11
Principal and Selling Stockholders..................................  12
Plan of Distribution................................................  14
Legal Matters.......................................................  14
Experts.............................................................  14


                                1,452,294 Shares


                                     [LOGO]


                                 TRAVEL SERVICES
                               INTERNATIONAL, INC.


                                  Common Stock


                               ------------------

                                   PROSPECTUS

                               ------------------



                                 AUGUST 13, 1998

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

    Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

    Article VII of the Company's Certificate of Incorporation, as amended, states that:

    "No director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to: (1) a breach of the director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability under
Section 174 of the DGCL; or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by
Section 102(b)(7) of the DGCL, as amended from time to time. The corporation shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the DGCL, as amended from time to time, each person that such Sections grant the corporation the power to indemnify."

    In addition, Article VII of the Company's Bylaws further provides that the Company shall indemnify its officers, directors, advisory directors and employees to the fullest extent permitted by law.

    The Company has entered into indemnification agreements with each of its executive officers, its advisory director and directors which indemnifies such person to the fullest extent permitted by its Amended and Restated Certificate of Incorporation, its Bylaws and the DGCL. The Company's stockholders approved the Company's reincorporation from Delaware to Florida and, accordingly, the Company intends to amend said indemnification agreements to provide indemnification to the fullest extent permitted under the Florida Business Corporation Act. The Company also maintains obtain directors and officers liability insurance.

ITEM 16. EXHIBITS

 EXHIBIT
   NO.                            DESCRIPTION
--------                          -----------
2.1 Agreement and Plan of Organization, dated as of May 9, 1997, among the Registrant, Auto-Europe, Inc. (Maine), Imad Khalidi, Alex Cecil and Wilfred Diller, as trustee for Thurston Cecil and Lila Cecil.(1)

2.2 Agreement and Plan of Organization, dated as of May 9, 1997, among the Registrant, Cruises Only, Inc., Wayne Heller and Judy Heller.(1)

2.3 Agreement and Plan of Organization, dated as of May 9, 1997, among the Registrant, 800-Ideas, Inc. and Susan Parker.(1)

2.4 Agreement and Plan of Organization, dated as of May 9, 1997, among the Registrant, Cruises, Inc., Robert G. Falcone, Judith A. Falcone and Pamela C. Cole.(1)

2.5 Agreement and Plan of Organization, dated as of May 9, 1997, among the Registrant, D-FW Tours, Inc., D-FW Travel Arrangements, Inc., John W. Przywara and Sharon S. Przywara.(1)

2.6 First Amendment to Agreement and Plan of Organization among the Registrant, Auto-Europe, Inc. (Maine), Imad Khalidi Alex Cecil and Wilfred Diller, as trustee for Thurston Cecil and Lila Cecil.(2)

2.7 First Amendment to Agreement and Plan of Merger, dated as of June 30, 1997, by and among the Registrant, Cruises, Inc., Robert G. Falcone, Judith A. Falcone, and Pamela C. Cole.(2)

2.8 First Amendment to Agreement and Plan of Merger, dated as of June 30, 1997, by and among the Registrant, Cruises Only, Inc., Wayne Heller and Judy Heller.(2)

2.9 First Amendment to Agreement and Plan of Merger, dated as of June 30, 1997, by and among the Registrant, D-FW Travel Arrangements, Inc., John
         W. Przywara and Sharon Scott Przywara.(2)

2.10 First Amendment to Agreement and Plan of Merger, dated as of June 30, 1997, by and among the Registrant, 800-Ideas, Inc. and Susan Parker.(2)

3.1      Amended and Restated Certificate of Incorporation(l)

3.2      Bylaws(l)

4.1      Specimen Common Stock Certificate(2)

4.2 Form of Restriction and Registration Rights Agreement, dated as of July 28, 1997, between the Registrant and the each of the persons listed on the schedule thereto.(4)

5        Opinion of Morgan, Lewis & Bockius LLP.

10.1 Amended and Restated Employment Agreement, dated as of July 22, 1997, between the Registrant and Joseph V. Vittoria.(4)

     -- Amended and Restated Employment Agreement, dated as of May 12, 1997, between the Registrant and Jill M. Vales.(4)

      -- Amended and Restated Employment Agreement, dated as of June 6, 1997, between the Registrant and Michael J. Moriarty.(4)

      -- Employment Agreement, dated July 22, 1997, between the Registrant and Mel Robinson.(4) -- Employment Agreement, dated July 22, 1997, among the Registrant, Auto Europe, LLC and Imad Khalidi.(4)

      -- Employment Agreement, dated July 18, 1997, among the Registrant,
         Auto Europe, LLC and Alex Cecil.(4)

      -- Employment Agreement, dated July 22, 1997, among the Registrant,
         Cruises, Inc. and Robert Falcone.(4)

      -- Employment Agreement, dated July 22, 1997, among the Registrant,
         Cruises, Inc. and Judith Falcone.(4)

      -- Employment Agreement, dated July 22, 1997, among the Registrant,
         Cruises, Inc. and Holley Christen.(4)

      -- Employment Agreement, dated July 22, 1997, among the Registrant,
         Cruises Only, LLC and Wayne Heller.(4)

      -- Employment Agreement, dated July 22, 1997, among the Registrant,
         Cruises Only, LLC and Judy Heller.(4)

      -- Employment Agreement, dated July 22, 1997, among the Registrant, Travel
         800, LLC and Susan Parker.(4)

10.2 Form of Indemnification Agreement, dated July 28, 1997, between the Registrant and each of the persons set forth on the schedule thereto.(4)

10.3     1997 Long Term Incentive Plan(3)

10.4     Non-Employee Directors' Stock Plan(3)

10.6 Employment Agreement, dated July 25, 1997, between the Registrant and Suzanne B. Bell.(4) 10.7 Employment Agreement, dated as of July 25, 1997, between the Registrant and Maryann Bastnagel.(4)

10.8 Credit Agreement, dated as of October 15, 1997, by and between the Registrant and NationsBank, N.A.(4)

10.9 Stock Purchase Agreement, dated as of October 28, 1997, among the Registrant, CruiseOne, Inc., Anthony J. Persico and Charlotte Luna, as amended.(5)

10.10 Stock Purchase Agreement, dated as of October 28, 1997, among the Registrant, Cruise World, Inc., and the sellers named therein, as amended.(5)

10.11 Stock Purchase Agreement, dated as of October 28, 1996, among the Registrant, Ship 'N' Shore Cruises, Inc., Cruise Time, Inc., SNS Coachline, Inc., Cruise Mart, Inc., SNS Travel Marketing, Inc. and Natalee Stutzman, as amended.(5)

10.12 Asset Purchase Agreement, dated as of February 9, 1998, among the Registrant, Gold Coast Travel Agency Corporation, Inc. and Rhea Sherota.(6)

10.13 Employment Agreement, dated as of January 19, 1998, between the Registrant and John C. DeLano.(7)

10.14 Stock Purchase Agreement, dated March 31, 1998, among the Registrant, The Cruise Line, Inc. and the shareholders named therein.(8)

10.15 Employment Agreement, dated as of April 1, 1998, among the Registrant and Spencer Frazier.(9) 10.16 Purchase Agreement by and among the Registrant and Lexington Services Associates, Ltd., a Texas limited partnership (the "Partnership"), and the Partnership's partners dated as of June 1, 1998.(9)

11       Schedule of Computations of Earnings Per Share.(7)

21       Subsidiaries of the Registrant.(10)

23.1     Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5).

23.2     Consent of Arthur Andersen LLP.

23.3     Consent of Ernst & Young LLP.

24       Reference is made to the Signatures section of this Registration
         Statement.

(1) Previously filed as the same Exhibit number on May 14, 1997, under a Registration Statement on Form S-1 (File No. 333-27125).

(2) Previously filed as the same Exhibit number on July 1, 1997 under a Registration Statement on Form S-1 (File No. 333-27125).

(3) Previously filed as an exhibit to the Company's Form 10-Q for the quarter ended June 30, 1997.

(4) Previously filed as an exhibit to the Company's Form 10-Q for the quarter ended September 30, 1997.

(5) Previously filed as an exhibit to the Company's Form 8-K dated November 19, 1997.

(6) Previously filed as an exhibit to the Company's Form 8-K dated February 9, 1998.

(7) Previously filed as an exhibit to the Company's Form 10-K for the year ended December 31, 1997.

(8)      Previously filed as an exhibit to the Company's Form 8-K dated March
         31, 1998.

(9) Previously filed as the same Exhibit number on June 19, 1998, under a Registration Statement on Form S-1 (File No. 333-56567).

(10) Previously filed as the same Exhibit number on July 15, 1998, under a Registration Statement on Form S-1 (File No. 333-56567).

ITEM 17. UNDERTAKINGS

             Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

             The undersigned registrant hereby undertakes:

             (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) That for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

             Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on the 12 day of August, 1998.

                           TRAVEL SERVICES INTERNATIONAL, INC.

                           BY: /S/ JILL M. VALES
                               -------------------------------
                               Jill M. Vales
                               Senior Vice President and Chief Financial Officer

                                POWER OF ATTORNEY

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph V. Vittoria and Jill M. Vales, and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstituion for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including a Registration Statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dated indicated.

    NAME AND SIGNATURE                TITLE                       DATE
    ------------------                -----                       ----
/S/ JOSEPH V. VITTORIA      Chairman of the Board
-------------------------   Chief Executive Officer, Director    August 12, 1998
Joseph V. Vittoria          (Principal Executive Officer)

/S/ JILL M. VALES           Senior Vice President, Chief
-------------------------   Financial and Principal              August 12, 1998
Jill M. Vales               Accounting Officer

/S/ WAYNE HELLER            Director
-------------------------
Wayne Heller                                                     August 12, 1998

                            Director
-------------------------
Robert G. Falcone                                                August 12, 1998

/S/ IMAD KHALIDI            Director
-------------------------
Imad Khalidi                                                     August 12, 1998


/S/ JOHN W. PRZYWARA        Director
-------------------------
John W. Przywara                                                 August 12, 1998
/S/ ELAN J. BLUTINGER       Director
-------------------------
Elan J. Blutinger                                                August 12, 1998
                            Director
-------------------------
D. Fraser Bullock                                                August 12, 1998
/S/ TOMMASO ZANZOTTO        Director
-----------------------
Tommaso Zanzotto                                                 August 12, 1998


                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
5                   Opinion of Morgan, Lewis & Bockius LLP.

23.2                Consent of Arthur Andersen LLP.

23.3                Consent of Ernst & Young LLP.